LEAD INVESTOR



W Ross Cardon II

Under the guidance of David Johnson and his management team, MicroVision Optical has posted an impressive record of success in the eyewear category. David is one of the most competent executives in the industry. Their record of developing innovative and technologically competitive products, for some of the largest brands in the global eyewear market is, in my opinion, unique for a business their size. They've built an efficient and robust global supply chain for these products which is fundamental to achieving rapid growth in this category. The company's history and existing management skills, matched with major trends in consumer behavior and combined with a new innovated business model, all align with my requirements for investment when evaluating new high-growth ventures. I have high expectations for MicroVision Optical and the MicroVision and Parallel Eyewear brands and given their return potential.

Invested $1,000 this round